02022464

U.S. SEC[illegible] COMMISSION
WASHINGTON, D.C. [illegible]549

UF 4-26-02

SEC FILE
~~8-12345~~ 8-50699

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VARIABLE INVESTMENT ADVISORS, Inc.

APR 19 2002

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4305 South Louise Avenue, Suite 101A
(No. and Street)

Sioux Falls	South Dakota	57106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory S. Wilson (605)361-8230
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

JONES, KRAMER & HABER
405 North Kiwanis Avenue
Sioux Falls, South Dakota 57104

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Oath or Affirmation

I, **Gregory S. Wilson**, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **VARIABLE INVESTMENT ADVISORS, INC.** as of December 31, 2001, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Gregory S. Wilson, CEO

Subscribed and sworn to before me
this 28th day of February, 2002.

Richard F. Rahn
Notary Public
My commission expires: 8-14-2003

RICHARD F. RAHN NOTARY PUBLIC SOUTH DAKOTA

This report contains:

- ☒ (a) Facing page
- ☒ (b) Statement of financial condition
- ☒ (c) Statement of income (loss)
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of change in liabilities subordinated to claims of general creditors
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c-3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c-3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c-3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

Variable Investment Advisors, Inc.
VIA
Gregory S. Wilson
President CEO
4305 S. Louise Ave. Ste. 101A
Sioux Falls, South Dakota 57106
Office: 605-361-8230
Fax: 605-362-5819
e-mail: Gwilson310@aol.com
Member NASD

Creating Security for Life

February 28, 2002

SEC
450 5th Street NW
Washington, DC 20549

In re: 2001 Financial Statements

Gentlemen:

Following find the Facing Page and the Oath or Affirmation page that were inadvertently omitted from the Financial Statement for Variable Investment Advisors, Inc., which was mailed to you on February 27, 2002.

I regret the inconvenience of this error.

Very truly yours,

Gregory S. Wilson

Gregory S. Wilson

SEC MAIL PROCESSING
RECEIVED
APR 19 2002
WASH, D.C. 164 SECTION